SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Franchise Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35180X105
(CUSIP Number)

Tiffany McMillan-McWaters

Franchise Group, Inc.

109 Innovation Court, Suite J

Delaware, OH 43015

(740) 363-2222

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 7, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35180X105	13D	Page 2 of 13
(1) NAMES OF REPORTING PERSONS K. Todd Evans
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
42,650 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
42,650 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,650 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No. 35180X105	13D	Page 3 of 13
(1) NAMES OF REPORTING PERSONS Scott Harvey
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
2,991.12 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
2,991.12 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,991.12 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No. 35180X105	13D	Page 4 of 13
(1) NAMES OF REPORTING PERSONS Andrew F. Kaminsky
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
158,160 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
158,160 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,160 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.45%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No. 35180X105	13D	Page 5 of 13
(1) NAMES OF REPORTING PERSONS Tiffany McMillan-McWaters
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
7,934 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
7,934 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,934 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No. 35180X105	13D	Page 6 of 13
(1) NAMES OF REPORTING PERSONS Jason Mattes
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
1,348 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
1,348 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,348 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.004%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No. 35180X105	13D	Page 7 of 13
(1) NAMES OF REPORTING PERSONS Eric F. Seeton
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
69,542 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
69,542 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,542 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.20%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No. 35180X105	13D	Page 8 of 13
(1) NAMES OF REPORTING PERSONS Thomas Will
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
1,078 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
1,078 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.003%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

Explanatory Note

Additional Employee Rollover Agreements

On May 10, 2023, Franchise Group, Inc., a Delaware corporation (the “Issuer”), entered into an Agreement and Plan of Merger, dated May 10, 2023 (the “Merger Agreement”), by and among the Issuer, Freedom VCM, Inc., a Delaware corporation (“Parent”), and Freedom VCM Subco, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”). Subsequently, in connection with the transactions contemplated by the Merger Agreement, each of K. Todd Evans, Scott Harvey, Andrew F. Kaminsky, Jason Mattes, Tiffany McMillan-McWaters, Eric F. Seeton and Thomas Will, each of whom is a current officer of the Issuer (collectively, the “Reporting Persons”), entered into separate rollover contribution agreements substantially in the same form as the Rollover Agreement, dated as of August 7, 2023, with Freedom VCM Holdings, LLC, a Delaware limited liability company (“Topco”) and, following the consummation of the Merger, indirect parent of the Issuer. As further described below, the Reporting Persons may be deemed to be the beneficial owner of certain shares of Common Stock of the Issuer, $0.01 par value (“Common Stock”), as reported in this Statement on Schedule 13D (this “Schedule 13D”). The undersigned individuals are collectively referred to in this Schedule 13D as the “Reporting Persons.” The Reporting Persons are filing this Schedule 13D by virtue of their entry into the aforementioned rollover contribution agreements, as further described below.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Common Stock of Franchise Group, Inc., a Delaware corporation. The Issuer’s principal executive offices are located at 109 Innovation Court, Suite J, Delaware, Ohio 43015.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by the Reporting Persons.

(b)	The principal business address of the Reporting Persons is c/o Franchise Group, Inc., 109 Innovation Court, Suite J, Delaware, Ohio 43015.

(c)	The principal occupation of Todd K. Evans is the Chief Franchising Officer of the Issuer. The principal occupation of Scott Harvey is Vice President of Franchise Operations of the Issuer. The principal occupation of Andrew F. Kaminsky is Executive Vice President and Chief Administrative Officer of the Issuer. The principal occupation of Jason Mattes is Vice President of Franchise Development. The principal occupation of Tiffany McMillan-McWaters is Deputy General Counsel of the Issuer. The principal occupation of Eric F. Seeton is Chief Financial Officer of the Issuer. The principal occupation of Thomas Will is Director of FP&A of the Issuer.

(d), (e) During the last five years, none of the Reporting Persons nor any party listed on Annex A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D shall incorporate by reference the information set forth in Item 4 below. No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Reporting Person Rollover Agreements (as defined and further described in Item 4 below), and therefore no funds were used in connection with the transactions prompting the Reporting Persons to file this Schedule 13D.

Item 4.	Purpose of Transaction.

Agreement and Plan of Merger; Financing

The Reporting Persons are filing this Schedule 13D by virtue of their entry into the Reporting Person Rollover Agreements (as defined and further described in this Item 4 below). Other than the Reporting Person Rollover Agreements, none of the Reporting Persons is a party to any of the other agreements described further below, including without limitation the Merger Agreement.

On May 10, 2023, the Issuer entered into the Merger Agreement with Parent and Merger Sub, pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub shall merge with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). The acquiring group includes members of the senior management team of the Issuer, led by Brian Kahn (“Kahn”), the Issuer’s Chief Executive Officer, in financial partnership with a consortium that includes B. Riley Financial, Inc. (“B. Riley”) and Irradiant Partners.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”): (a) each share of Common Stock (each, a “Share”) held by stockholders (other than the Excluded Shares as defined by the Merger Agreement, the definition of which includes, among other items, the Issuer’s Shares for which the holder has duly exercised appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware, Shares or Preferred Shares owned by Bryant Riley, B. Riley, Parent, Merger Sub, the Issuer and its wholly-owned subsidiaries and Rollover Shares, as defined below) will receive $30.00 in cash per Share (the “Public Stockholder Per Share Price”); (b) each share of preferred stock of the Issuer (each, a “Preferred Share”) will be converted or, at the election of the Issuer (which shall be made solely at Parent's direction, which Parent has previously made), redeemed, in each case in accordance with that certain Certificate of Designation of 7.50% Series A Cumulative Perpetual Preferred Stock of the Issuer, dated as of September 18, 2020; and (c) each Rollover Share shall be subject to the treatment provided in the Rollover Agreement, as described below.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants.

The Merger Agreement provides for certain termination rights, including that the Issuer or Parent may terminate the Merger if the closing does not occur by November 10, 2023, subject to the terms and conditions of the Merger Agreement. Closing of the Merger is conditioned on customary conditions to closing including expiration of the waiting period (and any extension thereof), if any, applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of the Requisite Company Vote (as defined in the Merger Agreement).

Certain financial institutions and Irradiant Partners LP have agreed to provide Parent with debt financing in an aggregate principal amount of up to $475 million on the terms and subject to the conditions set forth in a debt commitment letter. In addition, B. Riley has committed to capitalize Parent at closing of the Merger with an aggregate equity contribution equal to up to $560 million on the terms and conditions set forth in an equity commitment letter.

Rollover Agreement

On May 10, 2023, concurrently with the execution and delivery of the Merger Agreement, certain stockholders of the Issuer (the “Rollover Stockholders”) entered into a rollover contribution agreement (the “Rollover Agreement”) between Topco and each Rollover Stockholder, pursuant to which, at the Effective Time, certain shares of Common Stock (“Rollover Shares”) held by the Rollover Stockholders will be contributed to Topco in exchange for a number of common membership interests of Topco. Subsequently, on August 7, 2023, each Reporting Person entered into a rollover contribution agreement (collectively, the “Reporting Person Rollover Agreements”) with Topco, a form of which is attached as Exhibit 99.4 hereto and incorporated herein by reference. Pursuant to the Reporting Person Rollover Agreements, substantially concurrently with the closing of the Merger, each Reporting Person’s Common Stock will be contributed to Topco in exchange for a number of common membership interests of Topco.

On May 10, 2023, concurrently with the execution and delivery of the Merger Agreement, certain members of the Issuer’s management team (the “Management Stockholders”), entered into a Voting Agreement with the Issuer and Parent (the “Voting Agreement”). Pursuant to the Voting Agreement, the Management Stockholders have agreed to vote all Shares owned by them in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and against certain actions that would prevent, interfere with or delay the consummation of the Merger. The Reporting Person Rollover Agreements include covenants obligating the Reporting Persons to vote their shares of Common Stock in favor of the transaction substantially identical to the Voting Agreement. The Reporting Person Rollover Agreements terminate upon the termination of the Merger Agreement in accordance with its terms.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Merger Agreement, the Voting Agreements and the Rollover Agreements, copies of which are filed as Exhibits herewith, and which are incorporated herein by reference in their entirety. The Merger Agreement, the Voting Agreements and the Rollover Agreements are incorporated herein by reference to provide investors and security holders with information regarding their terms. They are not intended to provide any other factual or financial information about Parent, Merger Sub, the Issuer, the Reporting Persons or any other person or entity or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in each of the Merger Agreement, the Voting Agreements and the Rollover Agreements: (a) were made only for purposes of the respective agreement and as of specific dates; (b) were solely for the benefit of the parties to the Merger Agreement, the Voting Agreements and the Rollover Agreements, as applicable; (c) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Voting Agreements and the Rollover Agreements, instead of establishing those matters as facts; and (d) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of any party to the aforementioned documents or any of those parties’ respective subsidiaries or affiliates.

As a result of the Reporting Persons entering into the Reporting Person Rollover Agreements, the Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act with Mr. Kahn and certain of his affiliates and related persons, Mr. Riley (the Chairman and Co-Chief Executive Officer of B. Riley), Mr. Laurence (a partner at Vintage Capital Management, LLC (“Vintage Capital”)), Vintage Capital, an affiliate of Kahn, as well as the other persons and entities identified in Item 5 below, who have publicly disclosed the entry into similar rollover agreements.

Item 5.	Interests in Securities of the Issuer.

As a result of the Reporting Persons entering into the Reporting Person Rollover Agreements, as described in Item 4 above, the Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act with: Mr. Kahn and certain of his affiliates and related persons; Mr. Riley (the Chairman and Co-Chief Executive Officer of B. Riley); Mr. Laurence (a partner at Vintage Capital); Vintage Capital Management LLC (an affiliate of Kahn); American Financial Group, Inc. (and its subsidiary Great American Insurance Company) (collectively, “Great American”); Mr. John B. Berding (including an immediate family member and an affiliated trust thereof (“Berding Parties”)); Joseph Haverkamp; and Kelleher Family Trust. Based on public filings, the Reporting Persons understand that (i) Brian Kahn may, directly or indirectly (including with respect to Vintage Capital), be deemed to beneficially own 12,231,350 shares of Common Stock, (ii) Mr. Riley beneficially owns 1,804 shares of Common Stock, (iii) Mr. Laurence beneficially owns 573,482 shares of Common Stock, (iv) Great American beneficially owns 686,115 shares of Common Stock in the aggregate, (v) the Berding Parties own 184,875 shares of Common Stock in the aggregate; (vi) Joseph Haverkamp owns 1,887 shares of Common Stock; and (vii) Kelleher Family Trust owns 13,768 shares of Common Stock. Accordingly, to the extent the Reporting Person is deemed to be a member of such “group,” the aggregate beneficial ownership of such “group,” including the shares of Common Stock beneficially by the Reporting Persons, is equal to 13,976,984.12 shares of Common Stock, representing approximately 39.7% of the outstanding shares of Common Stock. The foregoing percentage is based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023. The Reporting Persons disclaim beneficial ownership of any shares of capital stock of the Issuer owned by the other members of such “group”.

(a) As of 4 p.m., Eastern Time, on August 7, 2023, the Reporting Persons in the aggregate beneficially owned 283,703.12 shares of Common Stock, representing approximately 0.81% of the Issuer’s Common Stock outstanding, of which K. Todd K. Evans owns 42,650 shares, Scott Harvey owns 2,991.12 shares, Andrew F. Kaminsky owns 158,160 shares, Jason Mattes owns 1,348 shares, Tiffany McMillan-McWaters owns 7,934 shares, Eric F. Seeton owns 69,542 shares and Thomas Will owns 1,078 shares.

The calculation of the percentage of Common Stock beneficially owned by the Reporting Persons is based on based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

(b) The Reporting Persons have sole voting and dispositive power over the shares of Common Stock set forth in Item 5(a) above.

(c) The Reporting Persons have not effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d) Except as otherwise described herein, no person other than the Reporting Persons are known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D hereby incorporates by reference the information set forth in Item 4 above.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibit
99.1*	Agreement and Plan of Merger, dated as of May 10, 2023, by and among Franchise Group, Inc., Freedom VCM, Inc. and Freedom VCM Subco, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

99.2	Voting Agreement, dated as of May 10, 2023, by and among Franchise Group, Inc., Freedom VCM, Inc. and each of the persons set forth on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

99.3	Rollover Agreement, dated as of May 10, 2023, by and among Freedom VCM Holdings, LLC and each of the persons set forth on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

* Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. The Issuer has agreed to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2023

By:	/s/ K. Todd Evans
K. Todd Evans

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2023

By:	/s/ Scott Harvey
Scott Harvey

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2023

By:	/s/ Andrew F. Kaminsky
Andrew F. Kaminsky

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2023

By:	/s/ Tiffany McMillan-McWaters
Tiffany McMillan-McWaters

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2023

By:	/s/ Jason Mattes
Jason Mattes

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2023

By:	/s/ Eric F. Seeton
Eric F. Seeton

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2023

By:	/s/ Thomas Will
Thomas Will